UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Auditor

On February 25, 2026, the Board of Directors of Pop Culture Group Co., Ltd (the “Company”) (i) approved the dismissal of WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm and (ii) appointed EliteCPA P.C. (“EliteCPA”) as the Company’s independent registered public accounting firm. The appointment of EliteCPA was made after careful consideration and evaluation process by the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC on the consolidated financial statements of the Company as of June 30, 2024 and 2025 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through February 25, 2026, there were no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial  statements for such periods. During the Company’s two most recent fiscal years and through February 25, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20 -F filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 17, 2025, including that the Company does not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. The Company management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of EliteCPA, neither the Company, nor someone on behalf of the Company, has consulted EliteCPA regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that EliteCPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated February 25, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: February 25, 2026	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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